Exhibit 99.1

CHINA XIANGTAI FOOD CO., LTD.

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza, Building B, Suite 19-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

PROXY STATEMENT AND NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of	June 7, 2021
China Xiangtai Food Co.., Ltd.	Chongqing, China

To our shareholders:

It is my pleasure to invite you to our 2021 Annual Meeting of Shareholders on June 30, 2021, at 10:00 A.M., Beijing Time (June 29, 2021, at 10:00 P.M., Eastern Time). The meeting will be held at our executive office at Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY ON THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Zeshu Dai
Zeshu Dai
Chief Executive Officer and Chairwoman of the Board

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
CHINA XIANGTAI FOOD CO., LTD.

TIME:	10:00 A.M., Beijing Time, on June 30, 2021 (10:00 P.M., Eastern Time, on June 29, 2021)

PLACE:	Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China, 400800.

ITEMS OF BUSINESS:

Proposal 1	The election of six directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

Proposal 2	The ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021;

Proposal 3	The increase of the maximum number of shares that the Company is authorized to issue from 50,000,000 ordinary shares, par value $0.01, to 150,000,000 ordinary shares, par value $0.01;

Proposal 4	The amendment and restatement of the Company’s Memorandum and Articles of Association to reflect the increase of authorized share capital; and

Proposal 5	The transaction of any other business properly coming before the Annual Meeting.

WHO MAY VOTE:	You may vote if you were a shareholder of record on May 26, 2021.

ANNUAL REPORT:

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2020 (the “2020 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2020 Annual Report is also available on the Company’s website at http://ir.plinfood.com/ and in print by written request addressed to Ms. Zeshu Dai as follows:

Email: wx@plinfood.com

Mail: c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza, Building B, Suite 19-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

DATE OF MAILING:	This notice and the proxy statement are first being mailed to shareholders on or about June 10, 2021.

By order of the Board of Directors,

/s/ Zeshu Dai
Zeshu Dai
Chief Executive Officer and Chairwoman of the Board

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

Proposal 1	The election of six directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified;

Proposal 2	The ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021;

Proposal 3	The increase of the maximum number of shares that the Company is authorized to issue from 50,000,000 ordinary shares, par value $0.01, to 150,000,000 ordinary shares, par value $0.01;

Proposal 4	The amendment and restatement of the Company’s Memorandum and Articles of Association to reflect the increase of authorized share capital; and

Proposal 5	The transaction of any other business properly coming before the Annual Meeting.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on May 26, 2021, which we refer to as the “Record Date”. Each ordinary share is entitled to one vote. As of May 26, 2021, we had 40,716,642 ordinary shares outstanding.

How do I vote before the Annual Meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have the following voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)	By mail, by completing, signing and returning the enclosed proxy card; or

(3)	During the Annual Meeting in person.

If you vote via the internet, your electronic vote authorizes the named proxies in the same manner as if you signed, dated, and returned your proxy card. If you vote via the internet, do not return your proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the Annual Meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the Annual Meeting, (2) voting again over the Internet prior to the time of the Annual Meeting, or (3) voting at the Annual Meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted “FOR” Proposal 1, 2, 3 and 4 in accordance with the best judgment of the named proxies on any other matters properly brought before the Annual Meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.

May shareholders ask questions at the Annual Meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the Annual Meeting. You may also submit questions in advance via email to wx@plinfood.com. Such questions will also be addressed at the end of the Annual Meeting.

How many votes must be present to hold the Annual Meeting?

Your shares are counted as present at the Annual Meeting if you attend the Annual Meeting and vote in person or if you properly return a proxy by internet or mail. In order for us to conduct our Annual Meeting, one-third (1/3rd) of our outstanding ordinary shares as of May 26, 2021 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the Annual Meeting. If a quorum is not present or represented, the Chairman of the Annual Meeting may, with the consent of the Annual Meeting, adjourn the Annual Meeting from time to time, without notice other than announcement at the Annual Meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The election of six directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2022 or until their successors are duly elected and qualified. The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 3.  The increase of the maximum number of shares that the Company is authorized to issue from 50,000,000 ordinary shares, par value $0.01, to 150,000,000 ordinary shares, par value $0.01. This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

Proposal 4.  The amendment and restatement of the Company’s Memorandum and Articles of Association to reflect the increase of authorized share capital. This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting.

What are Abstentions and Broker Non-Votes?

All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. An abstention is the voluntary act of not voting by a stockholder who is present at the Annual Meeting and entitled to vote. A broker “non-vote” occurs when a broker nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power for that particular item and has not received instructions from the beneficial owner. If you hold your shares in “street name” through a broker or other nominee, your broker or nominee may not be permitted to exercise voting discretion with respect to some of the matters to be acted upon at the Annual Meeting. If you do not give your broker or nominee specific instructions regarding such matters, your proxy will be deemed a “broker non-vote.”

The question of whether your broker or nominee may be permitted to exercise voting discretion with respect to a particular matter depends on whether the particular proposal is deemed to be a “routine” matter and how your broker or nominee exercises any discretion they may have in the voting of the shares that you beneficially own. Brokers and nominees can use their discretion to vote “uninstructed” shares with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. Under the rules and interpretations of the NYSE, “non-routine” matters are matters that may substantially affect the rights or privileges of stockholder, such as mergers, stockholder proposals, elections of directors (even if not contested), executive compensation (including any advisory stockholder votes on executive compensation and on the frequency of stockholder votes on executive compensation), and certain corporate governance proposals, even if management-supported.

For any proposal that is considered a “routine” matter, your broker or nominee may vote your shares in its discretion either for or against the proposal even in the absence of your instruction. For any proposal that is considered a “non-routine” matter for which you do not give your broker instructions, the shares will be treated as broker non-votes. “Broker non-votes” occur when a beneficial owner of shares held in street name does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed “non-routine.” Broker non-votes will not be considered to be shares “entitled to vote” on any “non-routine” matter and therefore will not be counted as having been voted on the applicable proposal. Therefore, if you are a beneficial owner and want to ensure that shares you beneficially own are voted in favor or against any or all of the proposals in this proxy statement, the only way you can do so is to give your broker or nominee specific instructions as to how the shares are to be voted.

Under our Memorandum and Articles of Association, abstentions and broker non-votes are not counted as votes cast on an item and therefore will not affect the outcome of any proposal presented in this proxy statement. Abstention and broker non-votes, if any, will be counted for purposes of determining whether there is a quorum present at the Annual Meeting.

Note that if you are a beneficial holder and do not provide specific voting instructions to your broker, the broker that holds your shares will not be authorized to vote on the Proposal 1, 3 or 4 because they are considered non-routine matters. Proposal 2 is considered to be a routine matter and, accordingly, if you do not instruct your broker, bank or other nominee on how to vote the shares in your account for Proposal 2, brokers will be permitted to exercise their discretionary authority to vote for the approval of such proposal.

Accordingly, we encourage you to provide voting instructions to your broker, whether or not you plan to attend the Annual Meeting.

PROPOSAL ONE

ELECTION OF DIRECTORS

(ITEM 1 ON THE PROXY CARD)

Our Board currently consists of six directors, Ms. Zeshu Dai, Mr. Xiaohui Wu, Mr. Zhaorong Zhu, Mr. K. Bryce Toussaint, Ms. Yun Xia, Mr. Scott Silverman. At the Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy.

The following table provides information regarding our director nominees:

Name	Age	Position(s)
Zeshu Dai	53	Chairwoman of the Board and Chief Executive Officer
Xiaohui Wu	43	President and Director
Zhaorong Zhu	60	Independent Director, Chair of the Compensation Committee and Chair of the Nominating Committee
K. Bryce Toussaint	48	Independent Director and Chair of the Audit Committee
Yun Xia	64	Independent Director
Scott Silverman	51	Independent Director

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Zeshu Dai

Chairwoman of the Board and Chief Executive Officer

Age — 53

Director since incorporation in 2018

Ms. Dai has been our Chairwoman of the Board and CEO since our inception, January 23, 2018. Ms. Dai graduated from high school in 1982. She worked as a cashier at Qu County Xiandu Operation Cooperative from January 1983 to December 1985. She was the sales manager at Chongqing Liangping Meat Factory from January 1986 to December 2000. From January 2001 to May 2014, Ms Dai was the Vice general manager of Chongqing Mingwen Food Co., Ltd. She has been the director of Chongqing Penglin Food Co., Ltd., a company contractually controlled by the company, and Guangan Yongpeng Food Co., Ltd., a indirect wholly owned subsidiary of the Company, since November 2005 and June 2008, respectively.

Ms. Dai is nominated to serve another term as a director because she is familiar with the meat processing industry and has extensive managing experience.

Xiaohui Wu

President and Director

Age — 43

Mr. Wu has been our President since January 23, 2018 and our director since May 8, 2018. He has been the Director and CEO of Geniusland International Capital Ltd. since 2007. Before that, Mr. Wu was the Senior Project Manager at Genesis Equity Partner LLC, where he helped Chinese companies to raise capital in the United States. Prior to that, Mr. Wu had extensive experience with Hong Kong economic affairs while he worked at Hong Kong and Macao Affairs Office of the Ministry of Foreign Affairs of PRC from 1996 to 2006. Mr. Wu acquired his bachelor’s degree in English from Jilin University in 1996 and his master’s degree in finance from Remin University of China, School of Finance.

Mr. Wu is nominated to serve another term as a director because he is familiar with the capital market in the United States and is experienced in finance and management.

Zhaorong Zhu

Independent Director, Chair of the Compensation Committee and Chair of the Nominating Committee

Age — 60

Mr. Zhu has been our Independent Director since May 8, 2018. He has also been an assistant professor at Southwest University, School of Animal Science. Before that, from July 2005 to July 2017, Mr. Zhu worked at Southwest University. During which time, he has been the associate professor at Animal Medicine Department, the general secretary and department deputy director of the Fisheries Department, and the deputy director of Technology Industry Department. From September 2001 to July 2005, Mr. Zhu was the associate professor, deputy director at Technology Industry Department at Southwest Agricultural University. He had been an assistant professor, lecturer, and the associate professor at Department of Animal Medicine and deputy director of Department of Science and Technology at Sichuan Animal Husbandry and Veterinary College from 1983 to 2001. Mr. Zhu acquired his bachelor’s degree in Chinese Medicine from Chengdu College of Chinese Medicine in 1986 and associate degree in Animal Medicine from Sichuan Animal Husbandry and Veterinary College in 1983. Mr. Zhu is an expert in Animal Medicine and has received the Chongqin Aquaculture Forensic Qualification Certificate, the Expert certificate of Chongqing Public Safety Technical Expert Committee, and the Ministry of Agriculture Practicing Veterinary Qualification Certificate.

Mr. Zhu is nominated to serve another term as a director because he is very experienced with the meat packing and meat processing industry.

K. Bryce Toussaint

Independent Director and Chair of the Audit Committee

Age — 48

Mr. Toussaint is a highly accomplished, result-driven entrepreneur with more than 20 years of business experience, including extensive work in providing merger and acquisition consulting, raising capital (equity and debt), project and corporate finance, private equity due diligence and accounting systems integration, with an emphasis in the energy (renewable, E&P, and midstream), manufacturing, nutraceutical and technology industries. Mr. Toussaint is well versed on SEC rules and regulations as well as Generally Accepted Accounting Principles (GAAP) promulgated by the Financial Accounting Stands Board. Mr. Toussaint currently serves as the Chairman and Interim CEO of Principal Solar, Inc. a position he has held since September of 2018. Mr. Toussaint formally served as Chief Executive Officer and Board member of Nasdaq listed Corporation MYOS RENS Technology Inc. from December 2015 until 2016. Mr. Toussaint built the foundation of his career at KPMG LLP, where he served both foreign and domestic registrants with reporting, mergers and acquisitions consulting and other capital market engagements from August 1996 to June 2000. In between, he also built a successful consulting practice assisting businesses of various sizes with process improvement and compliance initiatives, developing their management teams, accounting and reporting structure, providing strategic and operational expertise, and raising equity and debt financing, generally serving in an interim management capacity. Mr. Toussaint obtained both his Bachelor of Science in Accounting and his Master of Business Administration degrees from Louisiana State University in Baton Rouge, Louisiana. Mr. Toussaint is also certified as a CPA in the State of Texas.

Mr. Toussaint is nominated to serve another term as a director due to his financial expertise and public company experience.

Yun Xia

Independent Director

Age — 64

Ms. Xia has been our Independent Director since May 8, 2018. She has also been working at Chongqing International Freight Forwarders Association since June 2015, as secretary and deputy secretary. She was an independent director at Chongqing Foreign Economic & Trade (Group) Co. Ltd. from 2012 to 2014. She was the deputy general manager at Chongqing Bonded Port Development Management CO., Ltd. from 2009 to 2012. Before that, Ms. Xia worked as the chief of Chongqing Customs Supervision Department, Customs Clearance Department, and Review Department from 1998 to 2008, as chief personnel officer and deputy director of Personnel Education Department of Chongqing Customs from 1987 to 1998, as clerk at Personnel Education Division at Chongqing Municipal Bureau of Culture from 1985 to 1987, as clerk at Personnel Education Division at Chongqing Publishing Bureau, and as a nurse and assistant military medical officer at Railway Soldiers’ Sixth Division Hospital from 1970 to 1983. Ms. Xia acquired her bachelor’s degree in law (lawyer practice focused) from Southwest China University of Political Science and Law in 2004, an associate degree in Management from Central Party School in 1996, an associate degree in law from Southwest China University of Political Science and Law, an associate degree in Political Science from Chongqing Municipal Party University in 1985, and an associate degree in Anesthesia from Fourth Military Medical University in 1979.

Ms. Xia is nominated to serve another term as a director because she is experienced in trade and is an expert in the legal framework of trade and business.

Scott Silverman

Independent Director

Age — 51

Mr. Silverman has over 25 years of business success on national and international levels, with a highly diverse knowledge of financial, legal and operations management; public company management, accounting and SEC regulations. Mr. Silverman specializes in establishing and streamlining back-office policies and procedures and implementing sound financial management and internal controls necessary for enterprise growth and scalability. Mr. Silverman is currently a director nominee of Muliang Viagoo Technology, Inc. Mr. Silverman is also a partner and CFO of VC Capital Holdings, a diversified PE firm with portfolio investments in hospitality, healthcare and construction and engineering. Additionally, Mr. Silverman serves as the CFO of Riverside Miami, a mixed-use entertainment, food and beverage project in Miami, FL. He also serves as the CFO of Healthsnap, Inc. a healthcare SaaS platform on the cutting edge of remote patient monitoring and chronic care management. Mr. Silverman is one of the founders, and serves as President and CEO, of EverAsia Financial Group, which grew into a multi-national corporate financial management and advisory firm serving clients in the United States and Asia, and JJL Capital Management, a private equity firm specializing in investing in startup, early- and mid-stage companies. Prior, while serving as the VP of Finance of Itopia, Mr. Silverman was involved in the raise of over $5 million in Series A capital, reduced expenses by more than 40% and participated in a 100% increase in year-over-year top line revenues. Mr. Silverman has orchestrated investor exits for multiple companies, including direct participation in taking 7 companies public. He has also assisted in raising over $35 million for client companies, both public and private. He has a bachelor’s degree in finance from George Washington University and a Master’s degree in accounting from NOVA Southeastern University.

Mr. Silverman is nominated to serve another term as a director due to his financial expertise.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has any been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Ms. Zeshu Dai serves as the Chairman of the Board of Directors. In addition, she has served as our Chief Executive Officer since the beginning. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director and do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Vote Required and Board Recommendation

 The nominees receiving the highest number of “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this proposal. Any abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THIS PROPOSAL TO ELECT DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF WWC, P.C.
(ITEM 2 ON THE PROXY CARD)

We are proposing to ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2021. The Audit Committee of the Board of Directors has appointed WWC, P.C. to serve as the Company’s fiscal year 2021 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of WWC, P.C. be ratified by shareholders.

Audit services provided by WWC, P.C. for fiscal 2021 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.

A representative of WWC, P.C. is not expected to be present at the Annual Meeting and therefore will not (i) have the opportunity to make a statement if they so desire or (ii) be available to respond to questions from shareholders.

If the appointment of WWC, P.C. is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

Changed of independent registered public accounting firm during its two most recent fiscal years

On April 25, 2020, China Xiangtai Food Co., Ltd. the Company dismissed its independent registered public accounting firm, Friedman LLP. Audit services provided by Friedman LLP for fiscal year ended June 30, 2019 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. Effective May 4, 2020, Prager Metis CPAs, LLC was appointed by the Company to serve as its new independent registered public accounting firm to audit and review the Company’s financial statements. Audit services provided by Prager Metis CPAs, LLC for fiscal years ended June 30, 2020 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC.

On April 15, 2021, the Company dismissed its independent registered public accounting firm, Prager Metis CPAs, LLC. Audit services provided by Prager Metis CPAs, LLC for fiscal year ended June 30, 2020 included the examination of the consolidated financial statements of the Company, and services related to periodic filings made with the SEC. On April 14, 2021, the Audit Committee of the Board of Directors approved the appointment of WWC, P.C. as its new independent registered public accounting firm to audit and review the Company’s financial statements for fiscal year ending June 30, 2021.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Adjournment Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Adjournment Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THIS PROPOSAL TO RATIFY THE APPOINTMENT OF WWC, P.C.

PROPOSAL THREE
INCREASE THE SHARE CAPITAL FROM 50,000,000 ORDINARY SHARES TO 150,000,000 ORDINARY SHARES

(ITEM 3 ON THE PROXY CARD)

We are proposing an increase of the maximum number of shares that the company is authorized to issue from 50,000,000 ordinary shares, par value $0.01 per share, to 150,000,000 ordinary shares, par value $0.01 per share. If shareholders approve this proposal, the change in the Company’s authorized capital will become effective immediately upon such approval. We will make the required filings with the Cayman Islands General Registry.

It is desirable to have the flexibility to issue or reserve for issuance ordinary shares for various purposes, as our Board may deem advisable, such as for future financings, to satisfy the issuance of ordinary shares on the conversion or exercise of our convertible securities, to provide equity incentive to employees, consultants, officers and directors, to make stock-based acquisitions and for other general corporate purposes.

In addition to fund-raising opportunities, we also engage in periodic discussions with potential partners, strategic investments and acquisition candidates. If any of these discussions came to a definitive understanding, it is possible that we could use some of the newly authorized shares in connection with one or more such transactions. Acquisitions can be a key component of growth and, from time to time, consideration for acquisitions may include the issuance of ordinary shares.

The newly authorized ordinary shares would be available for issuance without further action by shareholders except as required by law, our Memorandum and Articles of Association or applicable stock exchange requirements. Any such issuance could have the effect of diluting existing stockholders. Our Memorandum and Articles of Association do not include any preemptive or other rights of stockholders to subscribe for any ordinary shares which may in the future be issued by us, which means that current stockholders do not have a prior right to purchase any new issue of ordinary shares in order to maintain their proportionate ownership of ordinary shares.

The additional ordinary shares to be authorized by stockholder approval of this Proposal would have rights identical to the currently outstanding ordinary shares.

In addition to the corporate purposes mentioned above, an increase in the number of authorized ordinary shares may make it more difficult to, or discourage an attempt to, obtain control of our company by means of a takeover bid that the Board determines is not in the best interest of the Company and its stockholders. However, our Board is not aware of any attempt to take control of our company, and our Board has not presented this proposal with the intent that it be utilized as a type of anti-takeover device.

Vote Required

This proposal requires the affirmative (“FOR”) vote of a majority of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Adjournment Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Adjournment Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THIS PROPOSAL TO INCREASE SHARE CAPITAL.

PROPOSAL FOUR
AMEND AND RESTATE THE MEMORANDUM AND ARTICLES OF ASSOCIATION

(ITEM 4 ON THE PROXY CARD)

As discussed in Proposal 3, we propose to an increase of the maximum number of shares that the company is authorized to issue from 50,000,000 ordinary shares, par value $0.01 per share, to 150,000,000 ordinary shares, par value $0.01 per share. Such increase, if approved, will become effective immediately upon such approval. Therefore, we are proposing to amend and restate the Memorandum and Articles of Association to incorporate the increased share capital by deleting in their entirety and substituting in their place of the Amended and Restated Memorandum and Articles of Association annexed hereto as Annex A.

Pursuant to our Memorandum and Articles of Association and the Companies Act (2021 Revision) of Cayman Islands, the amendment to the Memorandum and Articles of Association shall be approved by a two-thirds (2/3rd) majority of shareholders entitled to vote at the Annual Meeting. If Proposal 3 is approved and Proposal 4 is not approved, while the increase of the share capital will be effective, our Memorandum and Articles of Association will not reflect such increase. We encourage you to vote “FOR” this proposal.

Vote Required

This proposal requires the affirmative (“FOR”) vote of two-thirds (2/3rd) of votes cast by shares present or represented by proxy and entitled to vote at the Annual Meeting and voting affirmatively or negative on such matter. Unless otherwise instructed on the proxy or unless authority to vote is withheld, shares represented by executed proxies will be voted “FOR” this Adjournment Proposal. Abstentions or broker non-votes, if any, will not be counted as votes cast and will not affect the outcome of this Adjournment Proposal, although they will be counted for purposes of determining whether there is a quorum present.

Recommendation of the Board

THE BOARD UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THIS PROPOSAL TO AMEND AND RESTATE THE MEMORANDUM AND ARTICLES OF ASSOCIATION.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The nominee listed in the proxy statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the board of directors. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with all of our directors. In addition, our employee directors Ms. Zeshu Dai receives compensation for her service as Chief Executive Officer of the Company and Mr. Xiaohui Wu receives compensation for his service as President of the Company. Mr. Dai and Mr. Wu have not received and will not receive compensation as directors of the Company. We have agreed to pay our independent directors an annual cash retainer from $10,000 to $25,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by Nasdaq Listing Rule 5605(a)(2).

What role does the Nomination Committee play in selecting nominees to the Board of Directors?

The purpose of the Nomination Committee shall be to review and make recommendations to the Board regarding matters concerning corporate governance; review the composition of and evaluate the performance of the Board; recommend persons for election to the Board and evaluate director compensation; review the composition of committees of the Board and recommend persons to be members of such committees; review and maintain compliance of committee membership with applicable regulatory requirements; and review conflicts of interest of members of the Board and corporate officers. The Nomination Committee’s charter is available on the Company’s website at http://ir.plinfood.com/ and in print upon request. The Nomination Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nomination Committee have been determined to be independent by the Board of Directors.

How does the Nomination Committee identify and evaluate nominees for director?

The Nomination Committee considers candidates for nomination to the Board of Directors from a number of sources. The Nomination Committee conducts an annual evaluation of the Board of Directors, identifies, considers, and recommends candidates to fill new positions or vacancies on the Board, and reviews any candidates recommended by stockholders in accordance with the bylaws. The Nomination Committee also evaluates the performance of individual members of the Board eligible for re-election, and recommending the director nominees by class for election to the Board by the stockholders at the annual meeting of stockholders.

What are the Nomination Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nomination Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Company at Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China, 400800 or by email to wx@plinfood.com:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	the written consent of the candidate to serve as a director of the Company, if elected;

•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nomination Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nomination Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nomination Committee consider?

The Nomination Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

China Xiangtai Food Co., Ltd.

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza

Building B, Suite 19-1

Lianglukou, Yuzhong District 400800

Chongqing, People’s Republic of China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at http://ir.plinfood.com/ and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2020?

Our Board held two meetings and acted thirteen times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2020. Our Board has an Audit Committee, a Compensation Committee, and a Nomination Committee. The Audit Committee held one meeting and acted three times by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2020. The Compensation Committee acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2020. The Nomination Committee acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2020. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2020. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2020, the Board of Directors had standing Audit, Nominating, and Compensation committees. The members of each of the Committees as of June 30, 2020, their principal functions, and the number of meetings held during the year ended June 30, 2020 are shown below.

Audit Committee

The members of the Audit Committee are:

Ms. Yun Xia

Mr. Zhaorong Zhu

Mr. K. Bryce Toussaint (Chair)

Mr. Scott Silverman

The Audit Committee held one meeting and acted three times by unanimous written consent in lieu of a meeting during the year ended June 30, 2020. The primary responsibility of the Audit Committee is to make such examinations as are necessary to monitor the corporate financial reporting and external audits of the Company and its subsidiaries; to provide to the Board the results of its examinations and recommendations derived therefrom; to outline to the Board improvements made, or to be made, in internal accounting controls; to nominate an independent auditor; and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters requiring Board attention. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Chen qualifies as an “audit committee financial expert” in accordance with applicable Nasdaq Capital Market listing standards. The Audit Committee’s charter is available on the Company’s website at http://ir.plinfood.com/ and in print upon request. In carrying out its responsibility, the Audit Committee’s will be responsible for, among other things:

1.	Appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;.

2.	Reviewing with the independent auditors any audit problems or difficulties and management’s response;

3.	Discussing the annual audited financial statements with management and the independent auditors;

4.	Reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

5.	Reviewing and approving all proposed related party transactions;

6.	Meeting separately and periodically with management and the independent auditors; and

7.	Monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

The members of the Compensation Committee were:

Mr. Zhaorong Zhu (Chair)

Ms. Yun Xia

Mr. K. Bryce Toussaint

Mr. Scott Silverman

The Compensation Committee acted one time by unanimous written consent in lieu of a meeting during the year ended June 30, 2020. The Compensation Committee’s charter is available on the Company’s website at http://ir.plinfood.com/ and in print upon request. The Compensation Committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The Compensation Committee will be responsible for, among other things:

1.	Reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

2.	Reviewing and recommending to the shareholders for determination with respect to the compensation of our directors;

3.	Reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

4.	Selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating Committee

The members of the Nomination Committee are:

Mr. Zhaorong Zhu (Chair)

Ms. Yun Xia

Mr. K. Bryce Toussaint

Mr. Scott Silverman

The Nomination Committee acted one time by unanimous written consent in lieu of a meeting during the fiscal year ended June 30, 2020. The Nomination Committee’s charter is available on the Company’s website at http://ir.plinfood.com/ and in print upon request. All members of the Nomination Committee are independent, as such term is defined by the Nasdaq Capital Market listing standards. The Nominating Committee will be responsible for, among other things:

1.	Selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

2.	Reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

3.	Making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

4.	Advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, China Xiangtai Food Co., Ltd., c/o Chongqing Penglin Food Co., Ltd., Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China, 400800. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — EXECUTIVE OFFICERS

The following table provides information regarding our executive officers as of the date of this proxy statement:

Name	Age	Position(s)
Zeshu Dai	53	Chairwoman of the Board and Chief Executive Officer
Xiaohui Wu	43	President and Director
Xia Wang	33	Chief Financial Officer

For information of Zeshu Dai, our Chief Executive Officer and Chairwoman of the Board, and Xiaohui Wu, our President and Director, see the section “Proposal One: Election of Directors” elsewhere in this proxy statement.

Xia Wang

Chief Financial Officer

Age — 33

Ms. Xia Wang has been our Chief Financial Officer since January 23, 2018. However, Ms. Wang has been working at Chongqing Penglin Food Co., Ltd., a company contractually controlled by the company, in the accounting department since 2008 after she acquired her bachelor’s degree in environmental science major from Chongqing University of Arts and Science. Ms. Wang started as a clerk at Chongqing Penglin Food Co., Ltd. from 2008 to 2010. She then worked as assistant accountant from 2010 to 2011. She was promoted to accounting supervisor in 2011, and was appointed as CFO in 2014. She oversees our accounting department, which include duties such as reviewing all the accounting functions performed by our accounting staff, maintaining our accounting book and records, reporting to the Board of Directors, managing budget, reviewing cost, etc.

EXECUTIVE COMPENSATION

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected and until their successors have been duly elected and qualified. Employee directors are entitled receive compensation for their services. Non-employee directors are entitled to receive a set amount of cash fee for serving as directors. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each board of directors meeting attended, and any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. We have entered into agreements with all of our directors.

In addition, our employee directors Ms. Zeshu Dai receives compensation for her service as Chief Executive Officerof the Company and Mr. Xiaohui Wu receives compensation for his service as President of the Company. Mr. Dai and Mr. Wu have not received and will not receive compensation as directors of the Company.

We have agreed to pay our independent directors an annual cash retainer from $10,000 to $25,000, subject to terms of the definitive agreements. We will also reimburse all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity. In addition, we may provide incentive grants of stock, options or other securities convertible into or exchangeable for, our securities.

Executive Compensation

The Compensation Committee of the Board of Directors determined the compensation to be paid to our executive officers based on our financial and operating performance and prospects, and contributions made by the officers to our success. And our compensation committee approved our salary and benefit plans. Each of the named officers will be measured by a series of performance criteria by the board of directors, or the compensation committee on a yearly basis. Such criteria will be set forth based on certain objective parameters such as job characteristics, required professionalism, management skills, interpersonal skills, related experience, personal performance and overall corporate performance.

The following table presents summary information regarding the total compensation awarded to, earned by, or paid to each of the named executive officers for services rendered to us for the years ended June 30, 2020 and 2019.

Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Zeshu Dai	2020	$120,000	—	—	—	$120,000
Chief Executive Officer	2019	$120,000	—	—	—	$120,000
Xiaohui Wu	2020	$80,000	—	—	—	$80,000
President	2019	$80,000	—	—	—	$80,000
Xia Wang	2020	$80,000	—	—	—	$80,000
Chief Financial Officer	2019	$80,000	—	—	—	$80,000

(1)	Amount reflecting salary paid or accrued to the individuals for services rendered, if any, to our PRC subsidiary and/or VIE.

Employment Agreements

Our employment agreements with our officers generally provide for employment for a specific term and pay annual salary, health insurance, pension insurance, and paid vacation and family leave time. The agreement may be terminated by either party as permitted by law. In the event of a breach or termination of the agreement by our company, we may be obligated to pay the employee twice the ordinary statutory rate. In the event of a breach or termination causing loss to our company by the employee, the employee may be required to indemnify us against loss. We have executed employment agreements with Zeshu Dai, Xiaohui Wu and Xia Wang.

Zeshu Dai

We entered into an employment agreement with Zeshu Dai for the position of Chief Executive Officer. The employment is for three years and is effective on January 23, 2018, with an annual compensation of $120,000.

Xiaohui Wu

We entered into an employment agreement with Xiaohui Wu for the position of President. The employment is for three years and is effective on January 23, 2018, with an annual compensation of $80,000. In May 2021, the Company issued a total of 300,000 ordinary shares to Xiaohui Wu to settle the accrued but unpaid salary in the amount of $240,000 for his services from January 2018 to January 2021.

Xia Wang

During the fiscal year ended June 30, 2019 and 2018, we had an employment agreement with Xia Wang for the position of Chief Financial Officer with an annual compensation of $80,000. On July 31, 2020, the Company entered into an employment agreement to replace the previous offer letter. According to the employment agreement, the Company shall issue to Ms. Wang an annual compensation in the form of 200,000 ordinary shares of the Company, valued at $1.00 per share. In September 2020, the Company issued 200,000 ordinary shares pursuant to the employment agreement. The employment agreement has a term of three years.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

Prager Metis CPAs, LLC’s fee for the fiscal year ended June 30, 2020 was $270,000. Friedman LLP’s fee for the annual audit was $250,000 for our financial statements for the fiscal year ended June 30, 2019.

Audit-Related Fees

There was no audit-related service fee incurred from Prager Metis CPAs, LLC or Friedman LLP for the fiscal year ended June 30, 2020 or 2019.

Tax Fees

There was no tax service fee incurred from Prager Metis CPAs, LLC or Friedman LLP for the fiscal year ended June 30, 2020, 2019 or 2018.

All Other Fees

There was no other services fee incurred from Prager Metis CPAs, LLC in fiscal year ended June 30, 2020. Friedman LLP’s other services fees for the fiscal year ended June 30, 2020 was $45,000. There was no other service fee incurred from Friedman LLP in fiscal year ended June 30, 2019.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this proxy statement by:

•	Each person who is known by us to beneficially own more than 5% of our outstanding ordinary shares;

•	Each of our director, director nominees and named executive officers; and

•	All directors and named executive officers as a group.

Our company is authorized to issue 50,000,000 ordinary shares of $0.01 par value per share. The number and percentage of ordinary shares beneficially owned are based on 40,716,642 ordinary shares issued and outstanding as of the date of this proxy statement. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person has voting or investment power with respect to securities. In computing the number of ordinary shares beneficially owned by a person listed below and the percentage ownership of such person, ordinary shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this annual report are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all ordinary shares shown as beneficially owned by them.

Principal Shareholders	Amount of Beneficial Ownership	Percentage Ownership
Directors and Named Executive Officers:
Zeshu Dai, Chairwoman of the Board and Chief Executive Officer (1)	9,000,000	22.10%
Xia Wang, Chief Financial Officer	196,390	0.48%
Xiaohui Wu, President and Director	300,000	0.74%
Zhairong Zhu, Director	—	0%
Yun Xia, Director	—	0%
K. Bryce Toussaint, Director	—	0%
Scott Silverman, Director	—	0%
All directors and executive officers as a group (9 persons)	9,496,390	23.32%

5% Beneficial Owners:
China Meitai Food Co., Ltd (1)	8,710,000	21.39%

(1)	Zeshu Dai directly own 290,000 ordinary shares of the Company. She also beneficially owns 8,710,000 ordinary shares through China Meitai Food Co., Ltd., a British Virgin Islands company. Zeshu Dai is entrusted with the voting and dispositive power of all 8,710,000 shares held by China Meitai Food Co., Ltd.

GENERAL

Availability of Annual Report to Shareholders

Our Annual Report on Form 20-F for the fiscal year ended June 30, 2020 (the “2020 Annual Report”), including the financial statements, and other documents filed or submitted to the United States Securities and Exchange Commission (the “SEC”) are available from the SEC’s website at http://www.sec.gov.

A copy of our 2020 Annual Report is also available on the Company’s website at http://ir.plinfood.com/ and in print by written request addressed to Ms. Zeshu Dai as follows:

Email: wx@plinfood.com

Mail: c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza, Building B, Suite 19-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

Shareholder Proposals

To be considered for inclusion in next year’s proxy statement or considered at next year’s annual meeting but not included in the proxy statement, shareholder proposals must be submitted in writing no later than September 30, 2021. All written proposals should be submitted to: China Xiangtai Food Co., Ltd., Xinganxian Plaza, Building B, Suite 19-1, Lianglukou, Yuzhong District, Chongqing, People’s Republic of China, 400800 or by email to wx@plinfood.com.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this proxy statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & proxy statement and the Annual Report are available at http://ir.plinfood.com/.

Annex A

The Companies Law

(Revised)

Company Limited by Shares

Amended and Restated

Memorandum of Association

of

China Xiangtai Food Co., Ltd.

1.	The name of the Company is China Xiangtai Food Co., Ltd.

2.	The registered office will be situate at the offices of Corporate Filing Services Ltd., P.O. Box 613, Harbour Centre, George Town, Grand Cayman KY1-1107, Cayman Islands or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power to carry out any object not prohibited by any law as provided by Section 7 (4) of the Companies Law (Revised).

4.	Except as prohibited or limited by the laws of the Cayman Islands, the Company shall have full power and authority to carry out any object and shall have and be capable of from time to time and at all times exercising any and all of the powers at any time or from time to time exercisable by a natural person or body corporate in any part of the world whether as principal, agent, contractor or otherwise.

5.	The Company shall not be permitted to carry on any business where a licence is required under the laws of the Cayman Islands to carry on such a business until such time as the relevant licence has been obtained.

6.	If the Company is an exempted company, its operations will be carried on subject to the provisions of Section 174 of the Companies Law (Revised).

7.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s share.

8.	The authorised share capital of the Company is US$1,500,000 consisting of 150,000,000 shares of US$0.01 each with the power for the Company to increase or reduce the said capital and to issue any part of its capital, original or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the condition of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

The Companies Law

(Revised)

Company Limited by Shares

Amended and Restated

Articles of Association

of

China Xiangtai Food Co., Ltd.

1.	The Regulations contained or incorporated in Table A of the First Schedule of the Law (as defined below) shall not apply to this Company.

INTERPRETATION

2.	(a)	In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:-

Articles	these Articles of Association as from time to time amended by Special Resolution

Auditors	the Auditors for the time being of the Company, if any

Company	China Xiangtai Food Co., Ltd.

Directors	the directors of the Company for the time being or, as the case may be, the directors assembled as a board

the Law	the Companies Law (Revised) of the Cayman Islands and any amendment or other statutory modification thereof and where in these Articles any provision of the Law is referred to, the reference is to that provision as modified by law for the time being in force

Member	a person who is registered in the Register of Members as the holder of any Share in the Company

Month	a calendar month

Ordinary Resolution	a resolution of a general meeting passed by a majority of the Members entitled to vote there at present at the meeting or a written resolution signed by all Members entitled to vote.

Registered Office	the registered office of the Company as provided in Section 50 of the Law

Register of Members	the register of Members to be kept pursuant to section 40 of the Law

Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company and including any assistant secretary

Seal	the common seal of the Company or any facsimile for official seal for use outside of the Cayman Islands

Share	an ordinary voting share in the capital of the Company

Special Resolution	a resolution of a general meeting passed by a two-thirds majority of the Members entitled to vote there at present at the meeting or a written resolution signed by all Members entitled to vote and otherwise in accordance with Section 60 of the Law

(b)	Unless the context otherwise requires, expressions defined in the Law and used herein shall have the meanings so defined.

(c)	In these Articles unless the context otherwise requires:-

(i)	words importing the singular number shall include the plural number and vice-versa;

(ii)	words importing the masculine gender only shall include the feminine gender; and

(iii)	words importing persons only shall include companies or associations or bodies of persons whether incorporated or not.

(d)	The headings herein are for convenience only and shall not affect the construction of these Articles.

3.	(a)	Subject to the provisions, if any, in that behalf in the Memorandum of Association, and without prejudice to any special rights previously conferred on the holders of existing Shares, any Share may be issued with such preferred, deferred, or other special rights, or such restrictions, whether in regard to dividend, voting, return of Share capital or otherwise, as the Company may from time to time by Special Resolution determine, and subject to the provisions of section 37 of the Law, any Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

(b)	If at any time the share capital is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may be varied with the consent in writing of the holders of three-fourths of the issued Shares of that class or with the sanction of a resolution passed by not less than three-fourths of such holders of the Shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the Shares of that class. To every such separate general meeting, the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more persons holding or representing by proxy not less than one-third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

4.	(a)	Every person whose name is entered as a Member in the Register of Members shall, without payment, be entitled to a certificate under the seal of the Company specifying the Share or Shares held by him and the amount paid up thereon, provided that in respect of a Share or Shares held jointly by several persons, the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all.

(b)	If a Share certificate is defaced, lost or destroyed it may be renewed on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity, as the Directors think fit.

5.	Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or actual interest in any Share (except only as by these Articles or by law otherwise provided or under an order of a court of competent jurisdiction) or any other rights in respect of any Share except an absolute right to the entirety thereof in the registered holder, but the Company may in accordance with the Law issue fractions of Shares.

6.	The Shares shall be at the disposal of the Directors, and they may (subject to the provisions of the Law) allot, grant options over, or otherwise dispose of them to such persons, on such terms and conditions, and at such times as they think fit, but so that no Share shall be issued at a discount, except in accordance with the provisions of the Law.

LIEN

7.	The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that Share, and the Company shall also have a lien on all Shares (other than fully paid-up Shares) standing registered in the name of a single person for all moneys presently payable by him or his estate to the Company; but the Directors may at any time declare any Share to be wholly or in part exempt from the provision of this Article. The Company’s lien, if any, on a Share shall extend to all dividends payable thereon.

8.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the persons entitled thereto by reason of his death or bankruptcy.

9.	For giving effect to any such sale, the Directors may authorise some person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

10.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the person entitled to the Shares at the date of the sale.

CALLS ON SHARES

11.	The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their Shares provided that no call shall be payable earlier than one month from the last call; and each Member shall (subject to receiving at least fourteen days, notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his Shares.

12.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

13.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of six per cent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

14.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

15.	The Directors may make arrangements on the issue of Shares for a difference between the holders in the amount of calls to be paid and in the times of payment.

16.	The Directors may, if they think fit, receive from any Member willing to advance the same all or any part of the moneys uncalled and unpaid upon any Shares held by him; and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction at the Company in general meeting six per cent per annum) as may be agreed upon between the Member paying the sum in advance and the Directors.

FORFEITURE OF SHARES

17.	If a Member fails to pay any call or installment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or installment remains unpaid, serve a notice on him requiring payment of so much of the call or installment as is unpaid, together with any interest which may have accrued.

18.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed, the Shares in respect of which the call was made will be liable to be forfeited.

19.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect.

20.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

21.	A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares, but his liability shall cease if and when the Company receives payment in full of the amount due on the Shares.

22.	A statutory declaration in writing that the declarant is a Director of the Company, and that a Share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any sale or disposition thereof and may execute a transfer of the Share in favour of the person to whom the Share is sold or disposed of and he shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

23.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had been made payable by virtue of a call duly made and notified.

TRANSFER AND TRANSMISSION OF SHARES

24.	The instrument of transfer of any Share shall be executed by or on behalf of the transferor (but need not be executed by or on behalf of the transferee unless the Share has been issued nil paid), and the transferor shall be deemed to remain a holder of the Share until the name of the transferee is entered in the Register of Members in respect thereof.

25.	Shares shall be transferred in the following form, or in any usual or common form approved by the Directors:

I, _____________ of ____________ in consideration of the sum of $____ paid to me by _____________ of ______________ (hereinafter called “the Transferee”) do hereby transfer to the Transferee the __ Share (or Shares) numbered __ in the Company called [ ], to hold the same unto the Transferee, subject to the several conditions on which I hold the same.

As witness our hands on the ______ day of __________ 20____.

Transferor

26.	The Directors may, in their absolute discretion and without assigning any reason therefore decline to register any transfer of Shares to a person of whom they do not approve. The Directors may also suspend the registration of transfers at such times and for such periods (not exceeding thirty days in aggregate in each year) as the Directors may from time to time determine. The Directors may decline to recognise any instrument of transfer unless (a) a fee not exceeding one dollar is paid to the Company in respect thereof, and (b) the instrument of transfer is accompanied by the certificate of the Shares to which it relates, and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

If the Directors refuse to register a transfer of Shares, they shall within one month after the date on which the transfer was lodged with the Company, send to the transferee notice of the refusal.

27.	The legal personal representative of a deceased sole holder of a Share shall be the only person recognised by the Company as having any title to the Share. In case of a Share registered in the names of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only persons recognised by the Company as having any title to the Share.

28.	Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt person before the death or bankruptcy.

29.	A person becoming entitled to a Share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the Share, except that he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

CONVERSION OF SHARES INTO STOCK

30.	The Company may by ordinary Resolution convert any paid-up Shares into stock, and reconvert any stock into paid-up Shares of any denomination.

31.	The holders of stock may transfer the same, or any part thereof in the same manner and subject to the same regulations as and subject to which the Shares from which the stock arose might prior to conversion have been transferred, or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum amount of stock transferable, and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the Shares from which the stock arose.

32.	The holders of stock shall, according to the amount of the stock held by them, have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the Shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company) shall be conferred by any such aliquot part of stock as would not, if existing as Shares, have conferred that privilege or advantage.

33.	Such of the Articles of the Company as are applicable to paid-up Shares shall apply to stock, and the words “Share” and “Member” herein shall include “stock” and “stock-holder”.

ALTERATION OF CAPITAL

34.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such amount, as the resolution shall prescribe.

35.	Subject to any direction to the contrary that may be given by the Company in general meeting, all new Shares shall be at the disposal of the Directors in accordance with Article 6.

36.	The new Shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

37.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its Share capital into Shares of larger amount than its existing Shares;

(b)	sub-divide its existing Shares, or any of them, into Shares of smaller amount than is fixed by the Memorandum of Association, subject nevertheless to the provisions of section 13 of the Law; and

(c)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

38.	Subject to the provisions of the Law and the Memorandum of Association, the Company may purchase its own Shares, including any redeemable Shares, provided that the manner of purchase has first been authorised by Ordinary Resolution and may make payment therefor or for any redemption of Shares in any manner authorised by the Law, including out of capital.

STATUTORY MEETINGS

39.	If required by the Law the Directors shall hold at least one Directors# meeting in the Cayman Islands in each calendar year.

GENERAL MEETINGS

40.	The Directors may whenever they think fit, convene a general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director or any one or more Members holding in the aggregate not less than one-third of the total issued share capital of the Company entitled to vote may convene a general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors. The Directors shall, upon the requisition in writing of one or more Members holding in the aggregate not less than one-tenth of such paid-up capital of the Company as at the date of the requisition carries the right of voting at general meetings, convene a general meeting. Any such requisition shall express the object of the meeting proposed to be called, and shall be left at the Registered Office of the Company. If the Directors do not proceed to convene a general meeting within twenty-one days from the date of such requisition being left as aforesaid, the requisitionists or any or either of them or any other Member or Members holding in the aggregate not less than one-tenth of such paid-up capital of the Company as at the date of the requisition carries the right of voting at general meetings, may convene a general meeting to be held at the Registered Office of the Company or at some convenient place within the Cayman Islands at such time, subject to the Company’s Articles as to notice, as the persons convening the meeting fix.

41.	Not less than seven days notice (exclusive of the day on which the notice is served or deemed to be served, but inclusive of the day for which the notice is given) specifying the place, the day and the hour of meeting and, in the case of special business, the general nature of that business shall be given in manner hereinafter provided, or in such other manner (if any) as may be prescribed by the Company in general meeting, to such persons as are entitled to vote or may otherwise be entitled under the Articles of the Company to receive such notices from the Company; but with the consent of all the Members entitled to receive notice of some particular meeting, that meeting may be convened by such shorter notice or without notice and in such manner as those Members may think fit.

42.	The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

43.	(a)	No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business; save as herein otherwise provided, one or more Members holding in the aggregate not less than one-third of the total issued share capital of the Company present in person or by proxy and entitled to vote shall be a quorum.

(b)	An Ordinary Resolution or a Special Resolution (subject to the provisions of the Law) in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings, (or being corporations by their duly authorised representatives) including a resolution signed in counterpart by or on behalf of such Members or by way of signed telefax transmission, shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

44.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

45.	The chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company.

46.	If there is no such chairman, or if at any meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present shall choose one of their number to be chairman.

47.	The chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

48.	At any general meeting a resolution put to the vote of the meeting shall be decided an a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Members present in person or by a proxy who together hold not less than fifteen per cent of the paid up capital of the Company entitled to vote, and, unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried or carried unanimously, or by a particular majority, or lost and an entry to that effect in the minutes of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

49.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

50.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

51.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

52.	On a show of hands every Member present in person or by proxy and entitled to vote shall have one vote and on a poll every Member entitled to vote shall have one vote for each Share of which he is the holder.

53.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

54.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee or other person in the nature of a committee appointed by that court, and any such committee or other person may vote by proxy.

55.	No Member shall be entitled to vote at any general meeting, unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.

56.	On a poll votes may be given either personally or by proxy.

57.	The instrument appointing a proxy shall be in writing under the hand of the Member or, if the Member is a corporation, either under seal or under the hand of a director or officer or attorney duly authorised. A proxy need not be a Member of the Company.

58.	The instrument appointing a proxy shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, and in default the instrument of proxy shall not be treated as valid PROVIDED THAT the chairman of the meeting may in his discretion accept an instrument of proxy sent by telex or telefax upon receipt of telex or telefax confirmation that the signed original thereof has been sent.

59.	An instrument appointing a proxy may be in the following form or any other form approved by the Directors:

[                    ]

I, __________________________, of _______________________, hereby appoint __________________________ of _______________________ as my proxy, to vote for me and on my behalf at the general meeting of the Company to be held on the ______ day of ________________, 20___.

Signed this ______ day of ________________________, 20___.

60.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

61.	Any corporation which is a Member of the Company may by resolution of its Directors or any committee of the Directors authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

DIRECTORS AND OFFICERS

62.	(a)	The names of the first Directors shall be determined in writing by the subscribers of the Memorandum of Association.

(b)	Notwithstanding any provision in these Articles to the contrary, a sole Director shall be entitled to exercise all of the powers and functions of the Directors which may be conferred on them by Law or by these Articles.

63.	The remuneration of the Directors shall from time to time be determined by the Company in general meeting. The Directors shall also be entitled to be paid their travelling, hotel and other expenses properly incurred by them in going to, attending and returning from meetings of the Directors, or any committee of the Directors, or general meetings of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors from time to time, or a combination partly of one such method and partly the other.

64.	No shareholding qualification shall be required for Directors unless otherwise required by the Company by Ordinary Resolution.

65.	Any Director may in writing appoint another person who is approved by the majority of the Directors to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote there at as a Director when the person appointing him is not personally present, and where he is a Director, to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time, in writing, revoke the appointment of an alternate appointed by him and such appointment shall be revoked automatically if the appointor of the alternate ceases to be a Director at any time. Every such alternate shall be an officer of the Company and shall not be deemed to be the agent of the Director appointing him. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

66.	The Directors may by resolution, appoint one of their number to be President upon such terms as to duration of office, remuneration and otherwise as they may think fit.

67.	The Directors may also by resolution appoint a Secretary and such other officers as may from time to time be required upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide.

POWERS AND DUTIES OF DIRECTORS

68.	The business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all such powers of the Company as are not, by the Law or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Law, and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

69.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

70.	(a)	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

(b)	The Directors may delegate any of the powers exercisable by them to a Managing Director or any other person or persons acting individually or jointly as they may from time to time by resolution appoint upon such terms and conditions (including without limitation as to duration of office and remuneration) and with such restrictions as they may think fit, and may from time to time by resolution revoke, withdraw, alter or vary all or any such powers.

(c)	All cheques promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

71.	The Directors shall cause minutes to be prepared:-

(a)	of all appointments of officers made by the Directors;

(b)	of the names of the Directors present at each meeting of the Directors and of any committee of the Directors;

(c)	of all resolutions and proceedings at all meetings of the Members of the Company and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

DISQUALIFICATION AND CHANGES OF DIRECTORS

72.	The office of Director shall be vacated if the Director:-

(a)	becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(b)	is found to be or becomes of unsound mind; or

(c)	resigns his office by notice in writing to the Company.

73.	The number of Directors shall be not less than one, nor unless the Company in general meeting may otherwise determine, more than ten.

74.	Any casual vacancy occurring in the Board of Directors may be filled by the Directors.

75.	The Directors shall have the power at any time, and from time to time, to appoint a person as an additional Director or persons as additional Directors.

76.	The Company may by Ordinary Resolution remove a Director before the expiration of his period of office, and may by Ordinary Resolution appoint another person in his stead.

PROCEEDINGS OF DIRECTORS

77.	The Directors may meet together (either within or without the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings, as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote.

78.	A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five days notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered PROVIDED HOWEVER that notice may be waived by all the Directors (or their alternates) either at, before or after the meeting is held PROVIDED FURTHER that notice or waiver thereof may be given by telex or telefax.

79.	The quorum necessary for the transaction of the business of the Directors, may be fixed by the Directors and unless so fixed by the Directors, shall be two Directors save where the subscriber of the Memorandum of Association or the Members in general meeting have appointed a sole Director when such Director acting alone shall constitute a quorum. For the purpose of this Article, an alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present.

80.	The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to the Articles of the Company as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

81.	Any Director or officer may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer PROVIDED THAT nothing herein contained shall authorise a Director or officer or his firm to act as Auditor of the Company.

82.	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director or alternate Director holding office or of the fiduciary relation thereby established. A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is so interested as aforesaid PROVIDED HOWEVER that the nature of the interest of any Director or alternate Director in any such contract or transaction shall be disclosed by him or the alternate Director appointed by him at or prior to its consideration and any vote thereon and a general notice that a Director or alternate Director is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

83.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

84.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on it by the Directors.

85.	A committee may elect a chairman of its meetings; if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

86.	A committee may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the members present and in case of an equality of votes the chairman shall not have a second or casting vote.

87.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

88.	Upon the Directors (being in number at least a quorum) signing the minutes of a meeting of the Directors the same shall be deemed to have been duly held notwithstanding that the Directors have not actually come together or that there may have been a technical defect in the proceedings. A resolution signed by all such Directors, including a resolution signed in counterpart by the Directors or by way of signed telefax transmission, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. To the extent permitted by law, the Directors may also meet by telephone conference call where all Directors are capable of speaking to and hearing the other Directors at the same time.

SEALS AND DEEDS

89.	(a)	If the Directors determine that the Company shall have a common Seal, the Directors shall provide for the safe custody of the common Seal and the common Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Directors, and in the presence of a Director and of the Secretary or, in place of the Secretary, by such other person as the Directors may appoint for the purpose; and that Director and the Secretary or other person as aforesaid shall sign every instrument to which the common Seal of the Company is so affixed in their presence. Notwithstanding the provisions hereof, annual returns and notices filed under the Law may be executed either as a deed in accordance with the Law or by the common Seal being affixed thereto in either case without the authority of a resolution of the Directors by one Director or the Secretary.

(b)	The Company may maintain a facsimile of any common Seal in such countries or places as the Directors shall appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of the Directors and in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the common Seal had been affixed in the presence of and the instrument signed by a Director and the Secretary or such other person as the Directors may appoint for the purpose.

(c)	In accordance with the Law, the Company may execute any deed or other instrument which would otherwise be required to be executed under Seal by the signature of such deed or instrument as a deed by two Directors of the Company or where there is a Sole Director of the Company, by such Sole Director, or by a Director and the Secretary of the Company or, in place of the Secretary, by such other person as the Directors may appoint or by any other person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by two Directors of the Company, or a Sole Director or by a Director and the Secretary or such other person as aforesaid.

DIVIDENDS AND RESERVE

90.	The Company may by Ordinary Resolution declare dividends, but no dividend shall exceed the amount recommended by the Directors.

91.	The Directors may from time to time pay to the Members interim dividends.

92.	No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Law.

93.	Subject to the rights of persons, if any, entitled to Shares with special rights as to dividends, all dividends on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid up on any of the Shares in the Company, dividends may be declared and paid according to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this article as paid on the Share.

94.	The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends, or for any other purpose to which the profits of the Company may be properly applied, and pending such application may, at their like discretion, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

95.	If several persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other monies payable on or in respect of the Share.

96.	Any dividend may be paid by cheque or warrant sent through the post to the registered address of the Member or person entitled thereto or in the case of joint holders to any one of such joint holders at his registered address or to such person at such address as the Member or person entitled or such joint holders, as the case may be, may direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled or such joint holders, as the case may be, may direct.

97.	The Directors may declare that any dividend is paid wholly or partly by the distribution of specific assets and in particular of paid-up shares, debentures or debenture stock of any other company or in any one or more of such ways, and the Directors shall give effect to such resolution, and where any difficulty arises with regard to such distribution, the Directors may settle the same as they, think expedient, and in particular may issue fractional certificates and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the footing of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as may seem expedient to the Directors.

98.	No dividend shall bear interest against the Company.

CAPITALISATION OF PROFITS

99.	The Company may upon the recommendation of the Directors by Ordinary Resolution authorise the Directors to capitalise any sum standing to the credit of any of the Company’s reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid up to and amongst them in the proportion aforesaid. In such event the Directors shall do all action and things required to give effect to such capitalisation, with full power to the Directors to make such provision as they think fit for the case of Shares becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

ACCOUNTS

100.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing such determination by the Directors of the Company.

101.	The Company may by Ordinary Resolution from time to time determine or, failing such determination, the Directors may from time to time determine that Auditors shall be appointed and that the accounts relating to the Company’s affairs shall be audited in such manner as the Company by Ordinary Resolution or the Directors (as the case may be) shall determine PROVIDED THAT nothing contained in this Article shall require Auditors to be appointed or the accounts relating to the Company’s affairs to be audited.

WINDING UP

102.	If the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Law, divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributors as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any Shares or other securities upon which there is any liability. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

103.	If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst the Members in proportion to the capital paid up at the commencement of the winding up on the Shares held by them respectively. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

NOTICES

104.	(a)	A notice may be given by the Company to any Member either personally or by sending it by post, telex or telefax to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him.

(b)	Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying, and posting a letter containing the notice (by airmail if the address is outside the Cayman Islands) and to have been effected, in the case of a notice of a meeting at the expiration of three days after the time at which the letter would be delivered in the ordinary course of post.

(c)	Where a notice is sent by telex or telefax, service of the notice shall be deemed to be effected by properly addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

105.	If a Member has no registered address and has not supplied to the Company an address for the giving of notice to him, a notice addressed to him and advertised in a newspaper circulating in the Cayman Islands shall be deemed to be duly given to him at noon on the day following the day on which the newspaper is circulated and the advertisement appeared therein.

106.	A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

107.	A notice may be given by the Company to the person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any supplied for the purpose by the persons claiming to be so entitled or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

108.	Notice of every general meeting shall be given in the same manner hereinbefore authorised to:

(a)	every Member entitled to vote, except those Members entitled to vote who (having no registered address) have not supplied to the Company an address for the giving of notices to them; and

(b)	every person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting. No other persons shall be entitled to receive notices of general meetings.

RECORD DATE

109.	The Directors may fix in advance a date as the record date for any determination of Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

AMENDMENT OF MEMORANDUM AND ARTICLES

110.	Subject to and insofar as permitted by the provisions of the Law, the Company may from time to time by Special Resolution alter or amend its Memorandum of Association or these Articles in whole or in part provided however that no such amendment shall effect the rights attaching to any class of shares without the consent or sanction provided for in Article 3 (b).

ORGANISATION EXPENSES

111.	The preliminary and organisation expenses incurred in forming the Company shall be paid by the Company and may be amortised in such manner and over such period of time and at such rate as the Directors shall determine and the amount so paid shall in the accounts of the Company, be charged against income and/or capital.

OFFICES OF THE COMPANY

112.	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company, in addition to its Registered Office, may establish and maintain an office in the Cayman Islands or elsewhere as the Directors may from time to time determine.

INDEMNITY

113.	Every Director and officer for the time being of the Company or any trustee for the time being acting in relation to the affairs of the Company and their respective heirs, executors, administrators, personal representatives or successors or assigns shall, in the absence of willful neglect or default, be indemnified by the Company against, and it shall be the duty of the Directors out of the funds and other assets of the Company to pay, all costs, losses, damages and expenses, including travelling expenses, which any such Director, officer or trustee may incur or become liable in respect of by reason of any contract entered into, or act or thing done by him as such Director, officer or trustee or in any way in or about the execution of his duties and the amount for which such indemnity is provided shall immediately attach as a lien on the property of the Company and have priority as between the Members over all other claims. No such Director, officer or trustee shall be liable or answerable for the acts, receipts, neglects or defaults of any other Director, officer or trustee or for joining in any receipt or other act for conformity or for any loss or expense happening to the Company through the insufficiency or deficiency of any security in or upon which any of the monies of the Company shall be invested or for any loss of the monies of the Company which shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person with whom any monies, securities or effects shall be deposited, or for any other loss, damage or misfortune whatsoever which shall happen in or about the execution of the duties of his respective office or trust or in relation thereto unless the same happens through his own willful neglect or default.

TRANSFER BY WAY OF CONTINUATION

114.	The Company shall, subject to the provisions of the Statute and, with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and the Directors may cause an application to be made to the Registrar of Companies to deregister the Company.

ControlNumber:	NumberofShares:	RegisteredShareholder:

CHINA XIANGTAI FOOD CO., LTD

c/o Chongqing Penglin Food Co., Ltd.

Xinganxian Plaza, Building B, Suite 19-1

Lianglukou, Yuzhong District

Chongqing, People’s Republic of China 400800

PROXY

Solicited on Behalf of the Board of Directors for the 2021 Annual Meeting of Shareholders on June 30, 2021

The undersigned hereby appoints Zeshu Dai and Xiaohui Wu, and each of them, as proxies with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of China Xiangtai Food Co., Ltd. which the undersigned is entitled to vote at the 2021 Annual Meeting of Shareholders and any adjournments or postponements thereof, as designated below. If no designation is made, the proxy, when properly executed, will be voted: (i) “FOR” the election of the director nominees named below in Item 1, (ii) “FOR” Item 2, ratification of the appointment of our registered public accounting firm, (iii) “FOR” Item 3, the increase of the maximum number of shares that the company is authorized to issue, (iv) “FOR” Item 4, the amendment to the company’s memorandum and articles of association, (v) in the discretion of the proxies upon such other matter as may properly come before the Annual Meeting.

Item 1	TO ELECT SIX DIRECTORS TO THE BOARD OF DIRECTORS, EACH TO SERVE A TERM EXPIRING AT THE ANNUAL MEETING OF SHAREHOLDERS IN 2022 OR UNTIL THEIR SUCCESSORS HAVE BEEN DULY ELECTED AND QUALIFIED

☐	FOR the election as a director of the six nominees listed below.
NOMINEES:	Zeshu Dai, Xiaohui Wu, Zhaorong Zhu, K. Bryce Toussaint, Yun Xia, Scott Silverman

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	WITHHOLD AUTHORITY to vote for the following nominees: ____________________________________________

INSTRUCTION:	To withhold authority to vote for individual nominees, write their names on the line above.

Item 2	RATIFICATION OF WWC, P.C. AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2021

☐ For	☐ Against	☐ Abstain

Item 3	THE INCREASE OF THE MAXIMUM NUMBER OF SHARES THAT THE COMPANY IS AUTHORIZED TO ISSUE FROM 50,000,000 ORDINARY SHARES, PAR VALUE $0.01, TO 150,000,000 ORDINARY SHARES, PAR VALUE $0.01

☐ For	☐ Against	☐ Abstain

Item 4	THE AMENDMENT AND RESTATEMENT OF THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION TO REFLECT THE INCREASE OF AUTHORIZED SHARE CAPITAL

☐ For	☐ Against	☐ Abstain

In his or her discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual Meeting, or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

Dated: ___________________________________________, 2021

______________________________________________________

Signature

______________________________________________________

Signature (Joint Owners)

Please date and sign name exactly as it appears hereon. Executors, administrators, trustees, etc. should so indicate when signing. If the stockholder is a corporation, the full corporate name should be inserted and the proxy signed by an officer of the corporation indicating his/her title

[SEE VOTING INSTRUCTIONS ON REVERSE SIDE]

VOTING INSTRUCTIONS

Please sign, date and mail this Proxy Card promptly to the following address in the enclosed postage-paid envelope:

Securities Transfer Corporation

2901 N. Dallas Parkway, Suite 380

Plano, Texas 75093

Attention: Proxy Department

OR

You may sign, date and submit your Proxy Card by facsimile to (469) 633-0088.

OR

You my sign, date, scan and email your scanned Proxy Card to proxyvote@stctransfer.com.

OR

You may vote online through the Internet:

1.	Go to http://onlineproxyvote.com/PLIN/ at any time 24 hours a day.

2.	Login using the control number located in the top left hand corner of this proxy card.

3.	Access the proxy voting link within that website to vote your proxy.

If you vote your proxy on the Internet, you do not need to mail back, fax or email your Proxy Card.

The Proxy Statement, the form of Proxy Card and the Company’s Annual Report to Shareholders are available at http://onlineproxyvote.com/PLIN/